Exhibit (a)(8)
AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 467-0821
May 30, 2007

Dear Limited Partner:

We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Shelter Properties V Limited Partnership for $42.29 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).

We have extended our Offer until midnight, New York City time, on June 15, 2007. Our Offer was previously scheduled to expire on May 30, 2007. AIMCO Properties, L.P. has reported, based on information provided by the Information Agent for the Offer, that as of the close of business on May 22, 2007, 201 units had been tendered pursuant to the Offer.

We have amended and supplemented our Offer to Purchase to include additional information. A copy of the Supplement to Offer to Purchase dated May 30, 2007 is enclosed, along with an Amended and Restated Letter of Transmittal. Our offer price remains $42.29 per unit.

If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.

If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

Sincerely,

AIMCO Properties, L.P.